UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):  July 1, 2022 (June 30, 2022)

North Atlantic Acquisition Corporation

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39923	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

c/o McDermott Will & Emery LLP

One Vanderbilt Avenue

New York, New York 10017

(212) 547-5400

(Address of principal executive offices, including zip code)

+353 1 567 6959

(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share and one-third of one Redeemable Warrant	NAACU	The Nasdaq Stock Market LLC

Class A Ordinary Shares, par value $0.0001 per share	NAAC	The Nasdaq Stock Market LLC

Redeemable Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	NAACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.02. Termination of a Material Definitive Agreement

As previously disclosed, on December 16, 2021, BICS SA, a Belgian limited liability company (“Seller”), Torino Holding Corp., a Delaware corporation (“TeleSign” ), North Atlantic Acquisition Corporation, a Cayman Islands exempted company (“NAAC”), North Atlantic Acquisition, LLC, a Delaware limited liability company (“New SPAC”), and NAAC Holdco, Inc., a Delaware corporation and wholly owned subsidiary of NAAC (“New Holdco”), entered into a business combination agreement, as amended by Amendment No.1 dated March 14, 2022 (as so amended, the “Business Combination Agreement”), pursuant to which, and subject to the terms and conditions contained therein, the business combination of TeleSign, New Holdco, New SPAC and NAAC was to be effected.

On June 30, 2022, Seller notified NAAC that it was terminating the Business Combination Agreement pursuant to the terms of the Business Combination Agreement and the parties shall have no further obligations thereunder. As a result of the termination of the Business Combination Agreement, all related ancillary agreements entered into in connection with the Business Combination Agreement were also terminated on June 30, 2022. The material terms and conditions of the Business Combination Agreement and the related ancillary agreements were previously disclosed in the Current Report on Form 8-K filed by NAAC with the Securities and Exchange Commission on December 17, 2021 and are incorporated by reference herein.

As a result of the termination of the Business Combination Agreement, the special meeting of NAAC shareholders to approve the proposed transaction has been cancelled and NAAC will seek an alternative business combination with an appropriate target.

Item 7.01. Regulation FD Disclosure

On July 1, 2022, NAAC issued a press release (“Release”) announcing the termination of the Business Combination Agreement. A copy of the Release is furnished herewith as Exhibit 99.1.

The information set forth in this Item 7.01 is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.

99.1	Press Release.

104	Cover Page Interactive Data File (the Cover Page Interactive Data File is embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTH ATLANTIC ACQUISITION CORPORATION

Date: July 1, 2022	By:	/s/ Gary Quin
	Name:	Gary Quin
	Title:	Chief Executive Officer